Exhibit 10.30(a)

SECOND AMENDED AND RESTATED
CASEY'S GENERAL STORES, INC.
NON-QUALIFIED SUPPLEMENTAL
EXECUTIVE RETIREMENT PLAN
(dated as of January 29, 2015)

i

INTRODUCTION

Casey's General Stores, Inc. (the "Company") previously established the "Casey's General Stores, Inc. Non-Qualified Supplemental Executive Retirement Plan" on October 24, 1997, which has been designed as, and is intended to be, an unfunded plan for purposes of the Employee Retirement Income Security Act of 1974, as amended, and a nonqualified deferred compensation plan under the Internal Revenue Code of 1986, as amended. The Company hereby completely amends and restates the Plan as of the Effective Date and agrees to operate the Plan according to the terms, provisions and conditions set forth in this instrument and applicable provisions of the Code.

Any funds accumulated for purposes of providing benefits under the Plan are fully available to satisfy the claims of the Company's creditors. Participants have no greater rights with regard to such funds than any other general creditor of the Company.

ARTICLE I
DEFINITIONS

"Benefit Date" means, for a Participant, the first day of the calendar year immediately following the calendar year in which his Retirement Date shall occur, upon which an amount of benefit shall be payable to him under this Plan.

"Change in Control" means:

a.
The acquisition (other than from the Company in a transaction approved by the Incumbent Board (as defined in Section 3(a)(ii) below)) by any person, entity or "group" within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934 (the "Exchange Act") (excluding, for this purpose, the Company or its subsidiaries, or any employee benefit plan of the Company or its subsidiaries which acquires beneficial ownership of voting securities of the Company with the approval of a majority of the Incumbent Board) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of twenty percent (20%) or more of either the then outstanding shares of the Company's Common Stock, no par value (the "Common Stock") or the combined voting power of the Company's then outstanding voting securities in a transaction or series of transactions not approved by a vote of at least a majority of the Incumbent Board (as defined below); or

b.	The failure of individuals who, as of the date hereof, constitute the Board of Directors of the Company (the "Incumbent Board") for any reason to constitute at least a majority of the Board of Directors of the Company, provided that any person becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors comprising the Incumbent Board (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation14A promulgated under the Exchange Act) shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board; or

c.
approval by the stockholders of the Company of a reorganization, merger or consolidation (in each case, with respect to which the stockholders of the Company do not, immediately thereafter, own more than fifty percent (50%) of the combined voting power of the reorganized, merged or consolidated company's then outstanding voting securities), of a liquidation or dissolution of the Company or of the sale of all or substantially all of the assets of the Company.

"Code" means the Internal Revenue Service Code of 1986, as amended.

"Company" means Casey's General Stores, Inc., an Iowa corporation located in Ankeny, Iowa.

"Contribution(s)" means the Company's Contributions as set out in Article III hereof.

"Deemed Termination Date" means, for a Participant, the first day of the calendar year immediately following the calendar year during which he shall attain the age of 58.

"Early Retirement Age" means, for a Participant, the age of 59 years.

"Effective Date" means the date as of which the Company's Board of Directors shall adopt and approve this Plan.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Initial Trust" means the separate trust created under that certain "Casey's General Stores, Inc. Non-Qualified Supplemental Executive Retirement Plan Trust Agreement," dated October 24, 1997, between the Company, as the grantor, and UMB Bank, n.a., as the Trustee, for the purpose of investment of Contributions made under the Plan, a copy of which shall be attached to this Plan as Exhibit A.

"Investment Fund" means the total assets held under the Trust for the purpose of providing benefits for Participants. These funds result from Contributions made solely by the Company under the Plan. The Investment Fund is not held for the exclusive benefit of Participants or their spouses.

"Life Expectancy" means the remaining life expectancy of a Participant determined in accordance with Section 20.2031 of the Federal Income Tax Regulations (or any proposed regulations) as amended from time to time.

"Participant" means each of the following: Donald F. Lamberti ("Lamberti") and Ronald M Lamb ("Lamb") (who are collectively referred to herein as the "Participants"). Each of the Participants shall remain a Participant under the Plan until he shall have received all benefits payable to the Participant or his spouse under this Plan or the Trust.

"Plan" means the nonqualified supplemental executive retirement plan of the Company set forth in this document, including any later amendments to it.

"Plan Administrator" means the person or persons who administer the Plan. The Plan Administrator is the Company.

"Plan Year" means a twelve (12) consecutive month period ending on every December 31.

"Potential Change of Control" shall be deemed to have occurred if (i) any third person commences a tender or exchange offer (other than a tender or exchange offer which, if consummated, would not result in a Change of Control) for twenty percent (20%) or more of the then outstanding shares of Common Stock or combined voting power of the Company's then outstanding voting securities; (ii) the Company enters into an agreement, the consummation of which would result in the occurrence of a Change of Control; (iii) any person (including the Company) publicly announces an intention to take or to consider taking actions which if consummated would constitute a Change of Control; or (iv) the Board of Directors of the Company adopts a resolution to the effect that, for purposes of this Plan and the Trust, a Change of Control is imminent.

"Retirement Date" means the earlier of:

a.	the first day of the month immediately following the month during which the Participant shall voluntarily terminate his employment with the Company after he shall attain his Early Retirement Age; or

b.	the first day of the month immediately following the month during which the Participant shall retire in accordance with his employment agreement with the Company in effect from time to time.

"Salary" means the Participant's salary determined in accordance with his employment agreement with the Company in effect from time to time.

"Trust" means the Initial Trust or, if the Initial Trust shall be revoked in accordance with its terms, any separate trust established as a restatement of the Initial Trust in all material respects for the purpose of investment and distribution of Contributions made under this Plan. Any funds so held under the Trust shall be, in all events, available to the general creditors of the Company.

"Trustee" means the bank or trust company chosen by the Company to act as trustee under the Trust.

ARTICLE II
PARTICIPATION

Each Participant shall begin active participation in the Plan on the Effective Date.

ARTICLE III
CONTRIBUTIONS

Section 3.01. Company Contributions. Except as otherwise required under Article V hereof, the Company shall make such Contributions to the Trust as the Board of Directors of the Company shall deem appropriate from time to time. All Contributions shall be forwarded by the Company to the Trustee to be held, invested and administered as the Investment Fund under the terms and conditions of the Trust. The investment of Contributions is governed by the provisions of the Trust.

Section 3.02. Participant Contributions. This Plan does not permit or require contributions by the Participants.

ARTICLE IV
BENEFITS

Section 4.01. Retirement Benefits. Commencing with a Participant's Benefit Date, the Company shall pay (unless the requisite payment shall have been made pursuant to the Trust) to the Participant until his death and, following the Participant's death, to the Participant's surviving spouse, if any, until the earlier of (i) the expiration of the period ending on the twentieth (20th) anniversary of the Participant's Benefit Date or (ii) the death of the Participant's spouse, an annual retirement benefit in equal monthly installments determined as follows:

a.    The amount of the annual retirement benefit payable under this section for Lamberti (or for his spouse, as the case may be) shall be the sum equal to one-half (2) of his Salary for the Plan Year during which his Retirement Date shall occur.

b.    The amount of the annual retirement benefit payable under this section for Lamb (or for his spouse, as the case may be) shall be the sum equal to one-half (2) of his Salary for the Plan Year during which his Retirement Date shall occur.

Section 4.02 Limitations Upon Payment of Benefits. If a Participant's employment by the Company shall terminate before he shall attain his Early Retirement Age whether with or without Cause, or if a Participant's employment by the Company shall terminate for Cause, such Participant shall not be entitled to any benefit whatsoever under this Plan or the Trust. For purposes of this Plan, the term "Cause" shall mean (a) an act or acts of personal dishonesty taken by a Participant and intended to result in substantial personal enrichment of the Participant at the expense of the Company, (b) repeated violations by a Participant of the Participant's obligations under his Employment Agreement with the Company which demonstrate willful and deliberate conduct of the Participant and which are not remedied within a reasonable period of time after receipt of written notice from the Company or (c) the conviction of a Participant of a felony when his conviction is no longer subject to any direct judicial appeal.

ARTICLE V

CONTRIBUTION TO TRUST
UPON A CHANGE OF CONTROL

Following a Change of Control or a Potential Change of Control, the Company shall make a Contribution to the Trust (in a manner permitted and at the time required under the Trust) equal to the Maximum Amount Payable less the then fair market value of all assets of the Trust (the "Excess"). For purposes of this Plan and the Trust, the term "Maximum Amount Payable" shall mean the sum of the benefit amounts determined as follows for Lamberti and Lamb, respectively:

a.    For Lamberti, the amount equal to one-half (2) of his Salary for the Plan Year during which a Change of Control (or a Potential Change of Control, as the case may be) shall occur multiplied times the greater of (i) a number equal to the number of years of his Life Expectancy or (ii) twenty (20);

b.    For Lamb, the amount equal to one-half (2) of his Salary for the Plan Year during which a Change of Control (or a Potential Change of Control, as the case may be) shall occur multiplied times the greater of (i) a number equal to the number of years of his Life Expectancy or (ii) twenty (20).

ARTICLE VI
GENERAL PROVISIONS

Section 6.01. Amendment. The Company may amend this Plan at any time, including any remedial retroactive changes (within the specified period of time as may be determined by Internal Revenue Service regulations) to comply with the requirements of any law or regulation issued by any governmental agency to which the Company or this Plan is subject. The Company may not otherwise amend this Plan without the prior written consent of all the Participants or their legal representatives.

Section 6.02. Employment Status. Nothing contained in this Plan gives a Participant the right to be retained in the Company's employ or to interfere with the Company's right to discharge any Participant.

Section 6.03. Rights to Plan Assets. No Participant shall have any right to or interest in any assets of the Plan upon termination of his employment or otherwise except as specifically provided under this Plan, and then only to the extent of the benefits payable to such Participant or to his spouse in accordance with the Plan.

Any final payment or distribution to a Participant or his legal representative or to the spouse of such Participant under the Plan shall be in full satisfaction of all claims against the Plan and the Company arising under or by virtue of the Plan.

Section 6.04. Nonalienation of Benefits. Benefits payable under the Plan are not subject to the claims of any creditor of any Participant or his spouse. A Participant or his spouse does not have any right to alienate, anticipate, commute, pledge, encumber or assign any of such benefits. The preceding sentences shall also apply to the creation, assignment, or recognition of a right to any benefit payable with respect to a Participant according to a domestic relations order, unless such order is determined by the Plan Administrator to be a qualified domestic relations order, as defined in ERISA Section 206(d), or any domestic relations order entered before January 1, 1985.

Section 6.05. Construction. The validity of the Plan or any of its provisions is determined under and construed according to Federal law and, to the extent permissible, according to the laws of the state of Iowa. In case any provision of the Plan is held illegal or invalid for any reason, such determination shall not affect the remaining provisions of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had never been included.

Section 6.06. Legal Actions. The Plan and the Plan Administrator are the necessary parties to any action or proceeding involving the assets held with respect to the Plan or administration of the Plan. No person employed by the Company, Participant, former Participant, the spouse of a Participant or any other person having or claiming to have an interest in the Plan is entitled to any notice of process. A final judgment entered in any such action or proceeding shall be binding and conclusive on all persons having or claiming to have an interest in the Plan.

Section 6.07. Word Usage. The masculine gender, where used in this Plan, shall include the feminine gender and the singular words as used in this Plan may include the plural, unless the context indicates otherwise.

Section 6.08. Application of Code Section 409A. If payment to a Participant of any amount that is "deferred compensation" subject to section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), at the time otherwise payable under this Plan would subject such payment to additional tax under Code section 409A(a)(1)(B), and if the payment of such amount at a later date would avoid any such additional tax, then the payment of such amount shall be deferred until the later of (i) the date of payment specified in this Plan, or (ii) the earliest date on which such payment can be paid without incurring any such additional tax. If this provision requires a deferral of any payment beyond the date specified in the foregoing provisions of this Plan, such payment shall be accumulated and paid in a single lump sum on the subsequent date on which such payment can be paid without incurring such additional tax.

Executed this 29th day of January, 2015.

CASEY'S GENERAL STORES, INC.

By:    /s/ Robert J. Myers
Robert J. Myers
Chief Executive Officer